UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

572901106

(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Copies to:
Michael J. Silver
William I. Intner
Hogan Lovells US LLP
100 International Drive—Suite 2000
Baltimore, Maryland 21202
(410) 659-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 13, 2011 (the “Initial Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) by Martek Biosciences Corporation, a Delaware corporation (the “Company”).  The Initial Schedule 14D-9 relates to the cash tender offer by Greenback Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands, disclosed in a Tender Offer Statement on Schedule TO, dated January 13, 2011 (the “Schedule TO”), filed with the SEC, to purchase all outstanding shares of common stock of the Company at a purchase price of $31.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2011, as amended or supplemented from time to time and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, thereto.

Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following paragraph as the last paragraph under the heading “Litigation”:

On January 18, 2011, an amended complaint was filed by the plaintiff in the action.  In addition to the allegations previously made in the original complaint, the amended complaint generally alleges that the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and incomplete, and that the Company’s directors have breached their duty to the Company’s stockholders because the directors stand to receive material financial benefits in the transaction not available to the other Company stockholders.  The Company continues to believe that the lawsuit is without merit.

Item 9.    Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(A)	Notice of Tender Offer and Plan of Merger to Holders of Stock Options and Restricted Stock Units of Martek Biosciences Corporation and Q&A.**
(a)(5)(B)	Presentation to employees of Martek Biosciences Corporation regarding the Martek Equity Compensation Plan and the Martek Biosciences Corporation 401(k) Retirement Savings Plan.**
(a)(5)(C)	Letter to Martek Biosciences Corporation 401(k) Retirement Savings Plan Participants and Q&A.**

**           Filed herewith

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Martek Biosciences Corporation

	By:	/s/ Steve Dubin
	Name:	Steve Dubin
	Title:	Chief Executive Officer

Dated: January 21, 2010

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